

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

Paul E. Ruppert
President
Eastern Energy Gas Holdings, LLC
10700 Energy Way
Glen Allen, Virginia 23060

>   **Re: Eastern Energy Gas Holdings, LLC**
>   **Registration Statement on Form S-3**
>   **Filed December 15, 2023**
>   **File No. 333-276072**

Dear Paul E. Ruppert:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: J. Alan Bannister, Esq., of Gibson, Dunn & Crutcher LLP